200 University Ave., Suite 300 Toronto, Ontario M5H 4H1 T 416.361.0930 F 416.361.0470

VIA ELECTRONIC TRANSMISSION

November 27, 2014

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	MICROMEM TECHNOLOGIES INC
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual General Meeting of Security Holders for the subject issuer:

1	ISIN:	CA59509P1062

	CUSIP:	59509P106

2	Date Fixed for the Meeting:	January 30, 2015

3	Record Date for Notice:	December 22, 2014

4	Record Date for Voting:	December 22, 2014

5	Beneficial Ownership Determination Date:	December 22, 2014

6	Classes or Series of Securities that entitle	COMMON
the holder to receive Notice of the Meeting:

7	Classes or Series of Securities that entitle	COMMON
the holder to vote at the meeting:

8	Business to be conducted at the meeting:	Annual General

9	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	NOT APPLICABLE

10	Reporting issuer is sending proxy-related materials
	directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,
TMX Equity Transfer Services

" Rosa Vieira "
Senior Relationship Manager
Rosa.Vieira@tmx.com

tmxequitytransferservices.com